Mail Stop 3561

August 16, 2006

Tina Sangha, President
Aslahan Enterprises Ltd.
2498 West 41st Avenue, Suite 123
Vancouver, British Columbia
Canada, V6M 2A7

> **Re: Aslahan Enterprises Ltd.**
> **Amendment No. 1**
> **Registration Statement on Form SB-2**
> **Filed August 14, 2006**
> **File No. 333-133987**

Dear Ms. Sangha:

We have the following comment on the above-referenced filing made with the Commission.

The registration statement presents conflicting information in regard to the duration of the offering fixed price of shares by selling shareholders. In one instance it states that "the sales price to the public is fixed at $0.10 per share until such time as the shares of our common stock become traded on the Over the Counter Bulletin Board…." and other instances the prospectus states that "selling shareholders will conduct their offering of shares at the fixed price of $0.10/share for the duration of the offering." Please revise the registration statement throughout to reconcile the appropriate disclosure.

Please contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any particular question you may have.

Sincerely,

John D. Reynolds
Assistant Director

cc: Empire Stock Transfer Inc.
       7251 West Lake Mead Blvd., Suite 3000
       Las Vegas, Nevada 89128